# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sol-Gel Technologies Ltd, CIK 0001684693
CUSIP: M8694L137
Title of class of securities: Ordinary Shares, par value NIS 1.0 per share
Address of issuer's principal executive offices: 7 Golda Meir St., Weizmann Science Park, Ness Tziona, Israel (L3), 7403648
Date of event which requires filing of this statement: 03/25/2026
Amends the filing with accession number 0001178913-18-000468
Filed by CIK 0001321178
Persons authorized to receive notices and communications: Perry Wildes, Adv., One Azrieli Center, Tel Aviv, Israel (L3), 6701101, 972-3-607-4444

## Reporting persons
- Moshe Arkin (CIK 0001321178): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 143,257; shared voting power 1,806,856; sole dispositive power 143,257; shared dispositive power 1,806,856; aggregate amount beneficially owned 1,950,113 (56.6% of the class)
  Comment: Rows (7) (8) (9) (10) and (11): The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).
  
  Row 13: Based on 3,245,270 Ordinary Shares outstanding on March 25, 2026, as provided in the Issuer's 424(b)(3) prospectus filed with the SEC on March 24, 2026.
- M. Arkin Dermatology Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); shared voting power 1,806,856; shared dispositive power 1,806,856; aggregate amount beneficially owned 1,806,856 (52.44% of the class)
  Comment: Rows (8) (10) and (11): The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).
  
  Row 13: Based on 3,245,270 Ordinary Shares outstanding on March 25, 2026, as provided in the Issuer's 424(b)(3) prospectus filed with the Securities and Exchange Commission ("SEC") on March 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 1.0 per share
Name of issuer: Sol-Gel Technologies Ltd
Address of issuer's principal executive offices: 7 Golda Meir St., Weizmann Science Park, Ness Tziona, Israel (L3), 7403648

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This amendment to Schedule 13D is being filed solely to update the percentage holdings of the Reporting Persons following the closing of the Issuer's underwritten offering that closed on March 25, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of March 25, 2026, Arkin Dermatology owned directly (and therefore is deemed the beneficial owner of) 1,806,856 Ordinary Shares, which represented beneficial ownership of approximately 52.44% of the Company's outstanding Ordinary Shares. Arkin Dermatology has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

As of March 25, 2026, Mr. Arkin owned directly (and therefore is deemed the beneficial owner of) 143,257 Ordinary Shares, which represented beneficial ownership of approximately 4.41% of the Company's outstanding Ordinary Shares. Mr. Arkin has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, these Ordinary Shares.

In addition, as the sole shareholder and sole director of Arkin Dermatology, Mr. Arkin may be deemed to be the indirect beneficial owner of the 1,806,856 Ordinary Shares beneficially owned by Arkin Dermatology, which represented beneficial ownership of approximately 52.44% of the Company's outstanding Ordinary Shares. Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

The total Ordinary Shares beneficially owned by Mr. Arkin as of March 25, 2026, is 1,950,112, which represented beneficial ownership of 56.60% of the Company's outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds:
No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this amended Schedule 13D were calculated based on 3,245,270 Ordinary Shares outstanding on March 25, 2026 as provided in the Issuer's 424(b)(3) prospectus filed with the SEC on March 24, 2026.

## Signatures
- Moshe Arkin: /s/ Moshe Arkin, Moshe Arkin (04/13/2026)
- M. Arkin Dermatology Ltd.: /s/ Moshe Arkin, Moshe Arkin, Director (04/13/2026)